

June 14, 2012

Via Email
Albert G. McGrath, Jr.
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, TX 75201

> **Re: Gold Reserve Inc.**
> **Schedule TO-I/A**
> **Filed June 11, 2012**
> **File No. 5-78278**

Dear Mr. McGrath:

We have reviewed the above referenced filing and your response dated June 13, 2012 and have the following comments.

Schedule TO-I/A

1.   We have reviewed the response to prior comment 1 and your attempt to address the Rule 14e-5 issues raised therein by withdrawing the second offer. While the staff of the Division of Corporation Finance will not undertake any further examination of Gold Reserve Inc.'s non-compliance with this rule at this time, please confirm that Gold Reserve, Inc. understands the staff reserves the right to make further inquiry into this matter.

Item 10. Financial Statements

2.   We note your response to prior comment 3. Consistent with the disclosure requirements specified in Item 1010(c) and Item 1011(c) of Regulation M-A, please revise the following items in your pro forma presentation:

   (i)   Pro forma balance sheet:
   - Revise the last column to read, "As adjusted, March 31, 2012."
   - Provide pro forma book value per share information at March 31, 2012.
   - Provide a footnote showing the computation of the adjustments to "common shares and equity units" on the pro forma balance sheet and the number of Class A Common shares issued.

   (ii)   Pro forma statement of operations:

- Revise the last column to read, "As adjusted, quarter ended March 31, 2012."
- Provide a pro forma statement of operations for the year ended Dec. 31, 2011.
- Provide pro forma ratio of earnings to fixed charges for both periods.
- Provide pro forma earnings per share for both periods.
- The pro forma statements of operations should not include nonrecurring charges directly attributable to the transactions. Accordingly, it appears that both adjustments (1) and (2) need to be removed from this statement. (*See* Rule 11-02.b.5 of Regulation S-X.)
- The pro forma statements of operations should include adjustments for the reduction in recurring interest expense that would have been avoided had these transactions occurred on January 1, 2011, including the change in interest expense relating to the modified terms of the restructured notes. (*See* Rule 11-02.b.6 of Regulation S-X.)

(iii)   Expand footnote (b) to indicate that the pro forma adjustments relating to the restructuring with Large Noteholders were based upon the agreed-upon participation with those Noteholders.

3.   We note the revisions made to the Amended Repurchase Notice in response to prior comment 4 and other revisions to the disclosure that pertain to the proposed alternative offer. Please be advised that the staff reserves the right to review and comment further with respect to any disclosure that is included in the future in the alternative offer disclosure document.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions